Exhibit 99.70
FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company

Blue Pearl Mining Ltd. (“Blue Pearl”) 6 Adelaide Street East, Suite 500 Toronto, Ontario M5C 1H6

2.	Date of Material Change

October 13, 2006

3.	News Release

A news release with respect to the material change referred to in this report was issued through CCN Matthews on October 13, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

On October 13, 2006, Blue Pearl announced that the pricing has been determined for the proposed offering of subscription receipts of Blue Pearl. Blue Pearl will offer 36,400,000 subscription receipts at a price of $5.50 per subscription receipt for gross proceeds to Blue Pearl of $200,200,000. Upon completion of Blue Pearl’s acquisition of Thompson Creek Metals Company (“Thompson Creek”), each subscription receipt will be automatically exchanged for one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of Blue Pearl for a period of five years from the closing of the offering at a price of $9.00.

5.	Full Description of Material Change

On October 13, 2006, Blue Pearl announced that the pricing has been determined for the proposed offering of subscription receipts of Blue Pearl. Blue Pearl will offer 36,400,000 subscription receipts at a price of $5.50 per subscription receipt for gross proceeds to Blue Pearl of $200,200,000. Upon completion of Blue Pearl’s acquisition of Thompson Creek, each subscription receipt will be automatically exchanged for one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of Blue Pearl for a period of five years from the closing of the offering at a price of $9.00. The offering is being conducted on a “best efforts” basis through a syndicate of agents co-led by GMP Securities L.P. and UBS Securities Canada Inc., and including Canaccord Capital Corporation, Orion Securities

Inc., Blackmont Capital Inc., Dundee Securities Corporation and Toll Cross Securities Inc. Blue Pearl has granted the agents an over-allotment option for a period of 30 days from the closing of the offering under which they may purchase up to an additional 5,460,000 subscription receipts (or the equivalent number of underlying common shares and warrants if the acquisition of Thompson Creek has been completed by the time the over-allotment option is exercised), to cover over-allotments, if any, and for market stabilization purposes.

Contemporaneously with the closing of the Thompson Creek acquisition, one of the vendors of Thompson Creek has agreed to purchase 7,227,182 common shares and 3,613,591 warrants for proceeds to Blue Pearl of $39,749,501 (approximately US$35 million).

The gross proceeds from the offering will be held in escrow until all of the conditions precedent to the acquisition of Thompson Creek have been fulfilled. Blue Pearl plans to use the proceeds from the offering, the proceeds from the Thompson Creek vendors’ subscription, together with the proceeds from Blue Pearl’s debt financing, to fund the purchase price for the Thompson Creek acquisition of US$575 million, for transaction costs relating to the Thompson Creek acquisition, the offering and the debt financing, and for general corporate and working capital purposes.

The offering is scheduled to close on or about October 23, 2006, and is subject to certain conditions including, but not limited to, the entering into of a definitive agency agreement, the filing of a final prospectus, and the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the Canadian securities regulatory authorities.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s short form prospectus dated October 13, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this material change report and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Ian McDonald, Chairman and Chief Executive Officer of Blue Pearl at (416) 860-1438.

9.	Date of Report

October 17, 2006